

April 19, 2024

Paul Langdale
Executive Vice President and Chief Financial Officer
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, TX 75070

      Re: Independent Bank Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-35854

Dear Paul Langdale:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 51

1.   We note your disclosure on page 52 that commercial real estate (CRE) loans have historically been your largest category of loans and that these loans "...generally involve less risk than other loans in the portfolio." Please tell us and revise future filings to identify these other loans and explain why they generally involve more risk than CRE loans.

2.   In your tabular disclosure on page 53 of your concentrations of CRE loans by property type, we note that 30.4%, 18.6%, and 12.2% of your total CRE loans represented retail, offices and office warehouses, and multifamily, respectively as of December 31, 2023. We also note your disclosure on page 102 that at December 31, 2023, your CRE portfolio consisted of approximately 21% of owner-occupied property (i.e., 79% was non owner-occupied), that you track the level of owner-occupied property versus non owner-occupied property, and that CRE loans may be more adversely affected by conditions in the real estate market or in the general economy. Given that CRE loans have historically been

your largest category of loans, please revise future filings to further disaggregate the composition of your CRE loan portfolio to address other concentrations to the extent material to an investor's understanding. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, and separately present owner-occupied and non-owner occupied CRE by borrower type.

3.   Additionally, we note your disclosure on page 22 that you have a significant concentration in CRE loans and that adverse developments, including those affecting real estate values in your market areas, could increase the credit risk associated with your CRE loan portfolio. Please revise future filings to provide an enhanced discussion and describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current economic environment in the markets in which you operate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or Amit Pande at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance